Exhibit 8.1

11 S. Meridian Street Indianapolis, IN 46204-3535 317-236-1313 317-231-7433 (Fax) www.btlaw.com

August 16, 2017

Horizon Bancorp

515 Franklin Square

Michigan City, IN 46360

Ladies and Gentlemen:

In connection with the proposed merger (the “Merger”) of Wolverine Bancorp, Inc., a corporation organized under the laws of the State of Maryland (“WBKC”), into Horizon Bancorp, a corporation organized under the laws of the State of Indiana (“Horizon”), pursuant to an Agreement and Plan of Merger dated as of June 13, 2017, by and between Horizon and WBKC (the “Merger Agreement”), we have been asked by Horizon to render our opinion with respect to certain Federal income tax consequences of the Merger.

In rendering such opinion, we have assumed with your consent that (i) the Merger will be effected in accordance with the Merger Agreement; (ii) the relevant factual statements concerning the Merger set forth in the Merger Agreement are true, complete and correct as of the date hereof and at the Effective Time; and (iii) the factual representations made by the parties in the Merger Agreement and in their respective officers certificates delivered to us for purposes of this opinion, which are hereby incorporated by reference are true, complete and correct as of the date hereof and will remain so at the Effective Time. We have assumed that the officers certificates will be re-executed in substantially the same form by appropriate officers and that we will render our opinion pursuant to the Merger Agreement, each as of the Effective Time. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the terms and conditions of the Merger Agreement. Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

Our opinion is based solely upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof, and the factual information contained in the above-mentioned documents. In rendering our opinion, we have assumed the accuracy of all information contained in each of such documents.

We understand that pursuant to the Merger Agreement, upon consummation of the Merger, each share of WBKC common stock (2,105,981 total shares issued and outstanding), other than Exempt WBKC Stock, $0.01 par value per share (“WBKC Common Stock”) will be converted into the right to receive a combination of (i) $14.00 in cash and (ii) 1.0152 shares of Horizon common stock (the “Horizon Common Stock”) (plus cash in lieu of fractional shares). We understand that all options to purchase WBKC Common Stock outstanding immediately

Atlanta    Chicago    Dallas    Delaware    Indiana     Los Angeles    Michigan    Minneapolis    Ohio    Washington, D.C.

Horizon Bancorp

August 16, 2017

prior to the Effective Time, whether or not vested, will be converted into the right to receive from Horizon, at the Effective Time, an amount of cash equal $40.00 per share, minus the per share exercise price for each share subject to a WBKC stock option, less applicable tax withholdings.

Barnes & Thornburg LLP has assumed, for purposes of its opinion, that at the Effective Time, WBKC will merge into Horizon and shortly thereafter or simultaneously therewith, Wolverine Bank, a wholly-owned subsidiary of WBKC, will merge into Horizon Bank, N.A. (“Horizon Bank”), a wholly-owned subsidiary of Horizon.

We understand that Wolverine Bank has an Employee Stock Ownership Plan (the “ESOP”) that owns shares of WBKC Common Stock. We understand that WBKC will terminate the ESOP effective as of the Closing Date, and that on the Closing Date but prior to the Effective Time, WBKC will direct the trustee of the ESOP to cause the unpaid principal balance and accrued interest of the ESOP loan balance under the ESOP plan to be repaid to WBKC, as of the Closing Date immediately prior to the Effective Time. We understand that repayment of the ESOP loan balance will be made by transferring from the ESOP to WBKC the number of shares of WBKC Common Stock equal to the ESOP loan balance.

Barnes & Thornburg LLP has assumed, for purposes of its opinion, that WBKC will not proceed with the Merger if, at the Effective Time, the value of the Horizon Common Stock received by the WBKC shareholders in the Merger is less than 40% of the total consideration received by the WBKC shareholders. For purposes of this 40% threshold, Barnes & Thornburg LLP has assumed that the Horizon Common Stock received by the ESOP as Merger Consideration will be treated as cash. Based upon the foregoing, our opinion is as follows:

Tax-free Reorganization. The Merger will qualify as a statutory merger under Indiana state law. The Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a) of the Code, meaning that none of WBKC, Horizon, Wolverine Bank, and/or Horizon Bank, will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below. Sections 361 and 1032 of the Code.

The continuity of interest of the shareholders of WBKC before the Merger must be preserved in connection with the Merger. The continuity of interest (“COI”) requirement “requires that in substance a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization.” Treas. Reg. §1.368-1(e)(1)(i). Pursuant to the Merger Agreement, the continuing interest transferred to the WBKC shareholders is in the form of Horizon Common Stock. The Horizon Common Stock must also represent a substantial part of the total consideration transferred and the WBKC shareholders must retain a definite and material interest in the property transferred. The United States Supreme Court has held that the COI requirement was met where the continuing equity interest that was transferred was as low as 38%. Nelson v. Helvering, 296 U.S. 374 (1935). At least one other court has held that the COI requirement was satisfied where the continuing equity interest that was transferred was as low as 25%. Miller v. Comm’r, 84 F.2d 415 (6th Cir. 1936). In addition, Treasury Regulations provide examples in which transactions intended to be treated as a reorganization under Code Section 368(a) and in which 40% of the aggregate consideration provided to the target shareholders was

Horizon Bancorp

August 16, 2017

in the form of stock of the acquiring corporation was sufficient to satisfy the COI requirement. Treas. Reg. § 1.368-1(e)(2)(v).

Further, if stock of target corporation is purchased or redeemed by target corporation from its shareholders before the merger, such stock is counted against the COI requirement only if the amounts received by the target shareholders would be treated as boot under Section 356 of the Code. Treas. Reg. § 1.368-1(e)(1)(ii). We understand that repayment of the ESOP loan balance in retirement of the loan by WBKC to the ESOP will be made by transferring from the ESOP to WBKC a number of shares of WBKC Common Stock equal to the ESOP loan balance. The retirement of a debt instrument is an exchange. Section 1271(a) of the Code. While Example 9 in Treas. Reg. § 1.368-1(e)(2)(v) suggests that such an exchange is not one to which Section 356 applies, that example is unreliable here in that, on its facts, it could involve a B reorganization to which Section 356 never applies in which case the Section 356 issue is never reached by that example. Accordingly, we have assumed that the ESOP’s payment of WBKC shares to WBKC in exchange for the retirement of the debt instrument held by WBKC would be treated as boot under Section 356 so that such payments would have the effect of cash for purposes of the COI requirement. See Treas. Reg. §§ 1.356-2; and 1.356-3.

Based on the Horizon and WBKC stock prices as of June 12, 2017 ($26.56), the COI requirement is satisfied because the approximate value of the Horizon Common Stock required to be given in the Merger as of June 12, 2017 ($56,762,279.32, or 2,105,981.00 total WBKC shares less the approximately 41,268.64 WBCK shares to be paid by the ESOP to WBKC x 1.0152) is greater than the 40% threshold ($26,594,328.07, or 2,105,981.00 WBKC shares x $31.57 per share x .40). Since a 40% continuity level will exceed these judicially accepted figures, it is the opinion of Barnes & Thornburg LLP that the COI requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the WBKC shareholders in the aggregate will receive Horizon Common Stock whose value is not less than 40% of the value of the total consideration received by the WBKC shareholders for their WBKC Common Stock.

Exchange of WBKC Common Stock for Horizon Common Stock and Cash. As of the Effective Time, a WBKC shareholder who receives a combination of Horizon Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such WBKC shareholder receives Horizon Common Stock as consideration, but such WBKC shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received. Section 354 of the Code. Any recognized gain (limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the WBKC shareholder’s shares of WBKC Common Stock are held as a capital asset by the WBKC shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as either ordinary income or qualified dividend income (as discussed below) to the extent of the WBKC shareholder’s ratable share of WBKC’s accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder’s holding period for such shares is greater than one year. Any gain treated as qualified dividend income will be taxable to individual WBKC shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. Gain treated as ordinary income will be taxed at ordinary income rates.

Horizon Bancorp

August 16, 2017

The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726 (1989), apply in determining whether cash received by a WBKC shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code. For purposes of determining whether a WBKC shareholder’s receipt of cash has the effect of a distribution of a dividend, the shareholder will be treated as if he, she, or it first exchanged all of his, her, or its WBKC Common Stock solely in exchange for Horizon Common Stock and then Horizon immediately redeemed a portion or all of that stock for the cash that the WBKC shareholder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a distribution of a dividend to the WBKC shareholder if such receipt is, with respect to the shareholder, “not essentially equivalent to a dividend,” “substantially disproportionate” or a “complete redemption,” each within the meaning of Section 302(b) of the Code. For purposes of applying the foregoing tests, as set forth below, a WBKC shareholder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code.

The deemed redemption will not be “essentially equivalent to a dividend” and, therefore, will not have the effect of a distribution of a dividend with respect to a WBKC shareholder if it results in a “meaningful reduction” in the shareholder’s proportionate interest in Horizon. In determining whether the deemed redemption by Horizon results in a meaningful reduction in the shareholder’s percentage ownership of Horizon Common Stock, and therefore does not have the effect of a distribution of a dividend, a WBKC shareholder should compare his or her interest in Horizon (including interests owned actually, hypothetically, and constructively) immediately after the Merger (but before the deemed redemption) to his, her, or its interest after the deemed redemption. The Internal Revenue Service (“IRS”) has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the deemed redemption. In Rev. Rul. 76-385, the IRS found a reduction from .0001118% to .0001081% to be a meaningful reduction.

The deemed redemption will be “substantially disproportionate,” and, therefore, will not have the effect of a distribution of a dividend with respect to a WBKC shareholder who owns less than 50% of the voting power of the outstanding Horizon Common Stock if the percentage of the outstanding Horizon voting (including all classes that carry voting rights) and common stock (both voting and nonvoting) that is actually and constructively owned by the shareholder immediately after the deemed redemption is reduced to less than 80% of the percentage of the outstanding Horizon Common Stock that is considered to be actually and constructively owned by the shareholder immediately before the deemed redemption.

The deemed redemption will be a “complete redemption,” and, therefore, will not have the effect of a distribution of a dividend with respect to a WBKC shareholder, if it results in a complete termination of the shareholder’s interest in the outstanding Horizon Common Stock

Horizon Bancorp

August 16, 2017

that is considered to be actually and constructively owned by the shareholder immediately before the deemed redemption.

The aggregate adjusted tax basis of the shares of Horizon Common Stock received in the Merger will be the same as the aggregate adjusted tax basis of the shares of WBKC Common Stock surrendered in the Merger decreased by the amount of cash received in the Merger and increased by the (i) gain recognized in the Merger, if any, and (ii) recognized loss disallowed in the Merger, if any, provided the WBKC Common Stock was held as a capital asset as of the Effective Time. Section 358 of the Code. The holding period for shares of Horizon Common Stock received by a WBKC shareholder will include such shareholder’s holding period for the WBKC Common Stock surrendered in exchange for the Horizon Common Stock, provided that such shares of WBKC Common Stock were held as capital assets of the holder at the effective time of the Merger. Section 1223(1) of the Code.

Cash in Lieu of Fractional Shares of Horizon Common Stock. The payment of cash in lieu of fractional shares of Horizon Common Stock will be treated as if the fractional shares were issued by Horizon in the Merger and then redeemed by Horizon in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B. 116. A WBKC shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder’s basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of WBKC Common Stock exchanged therefor) is more than one year.

Cancellation of LSB Options Pursuant to the Merger. The receipt in the Merger by a holder of vested or unvested options to acquire shares of WBKC Common Stock of an amount of cash equal to the excess of $40.00 over the per share exercise price for each share of WBKC Common Stock subject to such stock options as consideration for the cancellation of such stock options will result in the recognition of taxable income in the form of taxable wages by such holder in that amount (less any amount paid by the holder to acquire the option, if any). Section 83 of the Code.

Information Reporting and Withholding. Payments of cash to a WBKC shareholder surrendering shares of WBKC Common Stock will be subject to information reporting and “backup” withholding at a rate of 28% of the cash payment to such shareholder, unless such shareholder (1) furnishes his, her, or its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding, and (4) meets certain other conditions. Any amounts withheld from payments to a WBKC shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS.

* * * * * * * * * * * *

Horizon Bancorp

August 16, 2017

We express no opinion with regard to (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those shareholders of WBKC who acquired shares of WBKC Common Stock pursuant to the exercise of stock options or otherwise as compensation, and (ii) the tax consequences to special classes of shareholders, if any, including without limitation, foreign persons, financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers or brokers in securities, and persons that hold WBKC Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein.

The opinions set forth herein are based upon the laws in effect and the facts, representations, and assumptions set forth above that are in existence on the date of this letter, and we assume no obligation to revise or supplement this letter should the law or facts, or both, change or to the extent that the representations upon which we have relied in rendering this opinion are inaccurate or to the extent that a party expressly entitled to rely on this opinion has omitted material facts or made material misrepresentations. The opinions expressed herein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences expressed herein may be adversely affected. Even if the assumed facts do occur, the IRS and the courts are not bound by this opinion, and there is no assurance that the IRS or a court would sustain such opinions if the matter were litigated on the merits. The only opinions intended to be provided herein are those which are expressly stated and no opinions by implication are intended or given. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions, including state or local tax consequences, or any federal, state, or local issue not specifically referred to and discussed above including, without limitation, the effect on the matters covered by this opinion of the laws of any other jurisdiction.

We are furnishing this opinion in connection with the filing of the Registration Statement on Form S-4 filed to register the shares of Horizon Common Stock to be offered to the WBKC shareholders (the “Registration Statement”), and this opinion is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Barnes & Thornburg LLP

BARNES & THORNBURG LLP